Exhibit 99.1

Marex Group plc provides a strong preliminary Q3 trading update

NEW YORK, 08 October 2025 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, provides a preliminary Q3 2025 update.

Based on preliminary unaudited financial information, Marex reports a strong third quarter with all of the Group’s Business Segments performing well. Revenues for the quarter are expected to be in the range of $475 million to $485 million (+23% YoY at the midpoint) and Adjusted Profit Before Tax1 in the range of $96 million to $101 million (+22% YoY at the midpoint). Adjusted Return on Equity1 is approximately 27% with Adjusted Profit Before Tax Margin1 around 21%. Marex expects to report full Q3 results on Thursday November 6, 2025.

Ian Lowitt, Group Chief Executive Officer, stated:

“Following recent movement in our share price, we wanted to address investor questions regarding our performance in the third quarter, client balances, and the impact of exchange volumes on our business. I’m pleased to report another strong quarter in which we have maintained our growth trajectory. Following a strong first half, where Revenue was up 23% and Adjusted Profit Before Tax1 was up 27%, both Revenue and Adjusted Profit Before Tax1 in the third quarter are up over 20% year over year. This growth was achieved in a more challenging operating environment, as exchange volumes at CME and ICE were down over 15% on average in Q3 compared to Q2. This quarter reflects the strength and resilience of the franchise we’ve built – one designed to grow and perform across a range of market environments. Average Clearing Client balances have grown every quarter since Q1 2024, and are up 4% this quarter to $13.3 billion (Q2 2025: $12.8 billion), as we continue to add new clients. This momentum with clients continued into October, when we recently hit a record of over $10 billion in US client assets, as reported by the Commodity Futures Trading Commission (CFTC). We remain very excited about our prospects for the remainder of the year and beyond.”

Financial and Operational Highlights:

We have not yet completed our closing procedures for the three months ended 30 September 2025. The table below provides certain estimated preliminary unaudited financial results for the three months ended 30 September 2025:

	3 Months ended 30 September 2025[1]		3 Months ended 30 September 2024[1]
Unaudited ($m)	Estimated Low	Estimated High	Actuals
Revenue	475	485	391
Reported Profit Before Tax	94	99	79
Tax	24	26	21
Reported Profit After Tax	70	73	58
Adjusted Profit Before Tax[1]	96	101	81
Adjusted Profit after Tax Attributable to Common Equity[1]	69	73	58
Reported Profit After Tax Margin (%)	15	15	15
Adjusted Profit Before Tax Margin(%)[1]	20	21	21
Reported Return on Equity (%)	26	28	25
Adjusted Return on Equity (%)[1]	26	28	28
Basic Earnings per Share ($)	0.93	0.98	0.78
Diluted Earnings per Share ($)	0.88	0.93	0.73
Adjusted Basic Earnings per Share ($)[1]	0.97	1.02	0.82
Adjusted Diluted Earnings per Share ($)[1]	0.92	0.97	0.76

1)

These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.

The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this press release. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalised until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS Accounting Standards.

These preliminary results for the three months ended 30 September 2025 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included Form 20-F for the 2024 fiscal year and other filings filed with the SEC thereafter.

The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed or performed any procedure with respect to this preliminary financial information, and Deloitte LLP does not express an opinion or any form of assurance on such information.

Conference Call Information:

Marex’s management will host a conference call to discuss the Group’s financial results on November 6, 2025 at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call.

Enquiries please contact:

Marex

Investors – Adam Strachan

+1 914 200 2508 / astrachan@marex.com

Media – Nicola Ratchford, Marex / FTI Consulting US / UK

+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, expected financial results, for any period of time, including preliminary unaudited financial performance for the third quarter ended 30 September 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: our actual financial results for the third quarter 2025 may differ from our preliminary estimates; subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflict in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S regulatory regime, including with respect to tariffs; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1

Non-IFRS Financial Measures and Key Performance Indicators

This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)

We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gain, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.

Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)

We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)

We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.

Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit After Tax Attributable to Common Equity)

We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the three months ended 30 September 2025 and 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 30 September of the current period and 30 June of the current period. For the three months ended 30 September 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.

We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average Equity for the three months ended 30 September 2025 and 2024 is calculated as the average of total equity at 30 June of the current year and 30 September of the current year. For the three months ended 30 September 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period multiplied by four and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes.

Appendix 1 (Continued)

Non-IFRS Financial Measures and Key Performance Indicators

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.

These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.

We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.

Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:

“Clearing business ” provides connectivity between clients, exchanges and clearing houses across four principal markets; metals, agriculture, energy and financial products. Clearing Client Balances represent the daily average balances placed by Clients and held by Marex.

Appendix 1 (continued)

Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended 30 September 2025 Estimated Low $m	3 months ended 30 September 2025 Estimated High $m	3 months ended 30 September 2024 Actuals $m
Profit After Tax	70	73	58
Taxation charge	24	26	21

Profit Before Tax	94	99	79
Amortisation of acquired brands and customer lists[1]	2	2	1
IPO preparation costs[2]	—	—	—

Adjusted Profit Before Tax	96	101	81
Tax and the tax effect on the Adjusting Items[3]	(24)	(25)	(20)
Profit attributable to AT1 note holders[4]	(3)	(3)	(3)

Adjusted Profit after Tax Attributable to Common Equity	69	73	58

Profit After Tax Margin	15%	15%	15%
Adjusted Profit Before Tax Margin[5]	20%	21%	21%
Basic Earnings per Share ($)[6]	0.93	0.98	0.78
Diluted Earnings per Share ($)[7]	0.88	0.93	0.73
Adjusted Basic Earnings per Share($)[6]	0.97	1.02	0.82
Adjusted Diluted Earnings per Share ($)[7]	0.92	0.97	0.76
Adjusted Return on Equity[8]	26%	28%	28%

1.	This represents the amortisation charge for the period of acquired brands and customers lists.
2.	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
3.

Tax and the tax effect on the Adjusting Items, and the tax benefit of the AT1 coupons, represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items and on the AT1 coupons, was calculated at the Group’s effective tax rate for the respective period.

4.	Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
5.	Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
6.	The weighted average numbers of shares used in the calculation of earnings per share are as follows: three months ended 30 September 2025 71,699,922, three months ended 30 September 2024 70,030,677.
7.

The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended 30 September 2025 75,345,826; three months ended 30 September 2024 75,257,715.

8.	Common Equity for the three months ended 30 September 2025 is expected to be in the range of approximately $1billion.
9.	Numbers might not directly cast due to rounding.

Appendix 1 (continued)

Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	6 months ended 30 June 2025 $m	6 months ended 30 June 2024 $m
Profit After Tax	149	103
Taxation charge	52	36

Profit Before Tax	202	139
Bargain purchase gains[1]	(4)	—
Amortisation of acquired brands and customer lists[2]	3	3
Activities relating to shareholders[3]	—	2
Employer tax on vesting of the growth shares[4]	—	2
Owner fees[5]	—	2
IPO preparation costs[6]	—	8
Fair value of the cash settlement option on the growth shares[7]	—	2
Public offering of ordinary shares[8]	1	—

Adjusted Profit Before Tax	203	159

Profit After Tax Margin	15%	13%
Adjusted Profit Before Tax Margin[9]	21%	20%

1.	A bargain purchase gain was recognised as a result of the Group’s acquisition of Darton Group Limited (“Darton”).
2.	This represents the amortisation charge for the year/period of acquired brands and customers lists.
3.

Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists.

4.	Employer tax on vesting of the growth shares represents the Group’s tax charge arising from the vesting of the growth shares.
5.

Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.

6.	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7.

Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.

8.	Costs relating to the public offerings of ordinary shares by certain selling shareholders.
9.

Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period. Revenue for the six months ended 30 June 2025: $967.4m (30 June 2024: $787.9m).

10.	Numbers might not directly cast due to rounding.